CUSHING MLP FUNDS TRUST

Certificate of Designation

of

The Cushing Royalty Energy Income Fund

The undersigned, being the Secretary of Cushing MLP Funds Trust, a Delaware statutory trust (the “Trust”), pursuant to the authority conferred upon the Trustees of the Trust by Section 6.1 of the Trust’s Agreement and Declaration of Trust dated May 27, 2010 (the “Declaration”), and by the affirmative vote of a Majority of the Trustees does hereby establish and designate as a Series of the Trust, The Cushing Royalty Energy Income Fund (the “Fund”), with the following rights, preferences and characteristics:

1. Shares. The beneficial interest in the Fund shall be divided into Shares having a par value of $0.01 per Share, of which an unlimited number may be issued, which Shares shall represent interests only in the Fund. The Trustees shall have the authority from time to time to authorize separate Series of Shares of the Trust as they deem necessary or desirable.

2. Classes of Shares. The Shares of the Fund shall be divided into three classes – Class A Shares, Class C Shares and Class I Shares. The Trustees shall have the authority from time to time to authorize additional Classes of Shares of the Fund as they deem necessary or desirable.

3. Sales Charges. Each Class A Share, Class C Share and Class I Share shall be subject to such sales charges, if any, as may be established from time to time by the Trustees in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”), and applicable rules and regulations of the Financial Industry Regulatory Authority, all as set forth in the Fund’s prospectus.

4. Allocation of Expenses Among Classes. Expenses related solely to a particular Class (including, without limitation, distribution expenses under an administrative or service agreement, plan or other arrangement, however designated) shall be borne by that Class and shall be appropriately reflected (in a manner determined by the Trustees) in the net asset value, dividends, distribution and liquidation rights of the Shares of that Class.

5. Special Meetings. A special meeting of Shareholders of a Class of the Fund may be called at any time by a Majority of the Trustees with respect to the Rule 12b-1 distribution plan applicable to such Class or with respect to any other proper purpose affecting only holders of shares of such Class.

6. Other Rights Governed by Declaration. All other rights, preferences, qualifications, limitations and restrictions with respect to Shares of any Series of the Trust or with respect to any Class of Shares set forth in the Declaration shall apply to Shares of the Fund unless otherwise specified in this Certificate of Designation, in which case this Certificate of Designation shall govern.

7. Amendments, etc. Subject to the provisions and limitations of Section 9.5 of the Declaration and applicable law, this Certificate of Designation may be amended by an instrument signed in writing by a Majority of the Trustees (or by any officer of the Trust pursuant to the vote of a Majority of the Trustees) or when authorized to do so by the vote in accordance with the Declaration of the holders of a majority of all the Shares of the Fund outstanding and entitled to vote or, if such amendment affects the Shares of one or more but not all of the Classes of the Fund, the holders of a majority of all the Shares of the affected Classes outstanding and entitled to vote.

8. Incorporation of Defined Terms. All capitalized terms which are not defined herein shall have the same meaning as ascribed to those terms in the Declaration.

April 2, 2012

/s/ Barry Y. Greenberg

Barry Y. Greenberg

Secretary

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